24 April 2007

RECEIVED
2007 APR 26 A 10:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

07022953

Dear Sir

SUPPL

Nedcor
~~Nedbank Group~~ Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group – credit rating upgrade from CA-Ratings.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

PROCESSED
MAY 0 2 2007
THOMSON FINANCIAL

Jackie Katzin
Assistant Group Secretary

cc ***Jonathan K Bender, Esq***

NEDBANK GROUP

Dw 4/27

OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za

NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
NSX share code: NBK
ISIN: ZAE000004875

PRESS RELEASE BY CA-RATINGS: NEDBANK GROUP RECEIVES A RATING UPGRADE

Nedbank Group's credit ratings:

Long-term:	zaAA	(Indicates very strong capacity of the issuer to pay interest and repay capital relative to other South African obligors)
Outlook:	Stable	
Short-term:	zaA1+	(Indicates that the degree of safety regarding timely payment is either overwhelming or very strong, relative to other South African obligors. Issues determined to possess overwhelming safety characteristics are denoted with a plus (+) sign designation)

CA-Ratings announces that it has raised Nedbank's national long-term rating from zaAA- to zaAA and affirmed the short-term rating at zaA1+. The rating outlook is stable.

The ratings of Nedbank reflect the bank's position as one of the big four local banking groups, sizeable South African franchise, sound capital adequacy, good asset quality, high-income levels, good liquidity and the strategic changes brought about by the current management team. Furthermore, shareholder support from its parent, Old Mutual that controls 51% of its equity, remains sound.

With total reported group assets of R425 billion at December 2006, Nedbank remains one of the four largest banking groups in South Africa. The bank has a strong market position in the domestic corporate market but the retail and asset finance segments are smaller than that of its peers. The investment banking activities, through Nedbank Capital, are comparable to that of the other major groups and provide good deal flows to the bank.

Capital remains sound, supported by the strong and diversified business profile, good risk weighted asset mix, sound risk and capital management as well as

adequate retained earnings. At year-end the regulatory capital adequacy for the Nedbank Group was 11,8%. Subsequently the bank issued Tier 2 capital that raised its capital adequacy to more than 12%. Knowing that this would be the case the group was relaxed about it going slightly lower than 12% over the short-term.

Ongoing efforts to improve risk management and thereby improving asset quality have had a positive effect on Nedbank's balance sheet and assisted in dampening the impact of volatile economic conditions. Non-performing loans remain low but higher levels are expected over the short-term due to the interest rate hikes during the latter half of 2006. Provision coverage of non-performing loans remains high. Relatively large exposures to corporate clients remain a characteristic of the local banking landscape.

Profitability is strong with RoE of roughly 18,6% supported by a diverse earnings base, good cost control and improving interest margin.

Liquidity is good and the bank has a diversified retail branch network to access retail deposits. The strategy of the bank is to grow its business banking and retail banking activities through the rollout of branches and more personalised service to small and medium sized businesses and individual clients.

The competition from local and foreign banks as well as non-bank financial service providers coupled with the focus on the fees charged by the big banks and continued pressure on interest margins, remain challenges for Nedbank.

These ratings reflect its capacity to repay debt in SA Rand.

23 April 2007
Issued by CA-Ratings
Contact: Leon Claassen +27 11 786 7000

END